

07001546

[TES
GE COMMISSION
. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH. D.C. 210 SECTION

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SEC FILE NUMBER
8-53573

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Marwood Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

232 Madison Avenue
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Moore — (212) 532-3651
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Ave	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN R. POPP
Notary Public, State of New York
No. 02PO6153763
Qualified in New York County
Commission Expires October 10, 2010



Signature

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP, LLC
(a wholly owned subsidiary of
Marwood Group & Company USA, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

MARWOOD GROUP, LLC
(a wholly owned subsidiary of Marwood Group & Company USA, LLC)

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Marwood Group, LLC

We have audited the accompanying statement of financial condition of Marwood Group, LLC (the "Company"), a wholly owned subsidiary of Marwood Group & Company USA, LLC, as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 21, 2007

MARWOOD GROUP, LLC

(a wholly owned subsidiary of Marwood Group & Company USA, LLC)

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and cash equivalents	**$ 255,097**
Accounts receivable	**758,198**
Due from affiliates	**174,292**
Prepaid expenses	**53,715**
Other assets	**87,638**
	$ 1,328,940
LIABILITIES	
Accrued expenses and other liabilities	**$ 153,859**
Deferred income	**58,500**
	212,359
MEMBER'S EQUITY	**1,116,581**
	$ 1,328,940

See notes to statement of financial condition

MARWOOD GROUP, LLC
(a wholly owned subsidiary of Marwood Group & Company USA, LLC)

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - ORGANIZATION

Marwood Group, LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Company USA, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company's business consists primarily of consulting/research services relating to the healthcare industry and acting as a placement agent for investment management companies.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

[3] Income taxes:

No provision for income taxes is included in the accompanying statement of financial condition since the Company is a single-member limited liability company. The members of the Parent, which is also a limited liability company, are individually responsible for income taxes that result from the Company's operations.

NOTE C - RELATED PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with its Parent and other affiliates. The Company recognizes its share of such expenses by a formula determined by management. In addition, the Company pays certain expenses on behalf of the Parent. In accordance with the expense sharing agreement, if on the last business day of each month, the total of any amount due to Parent is not paid the amount shall automatically convert to a capital contribution on behalf of the Parent.

The Company's sole member intends to continue to provide capital to meet current operations and compliance with the Company's net capital requirements.

NOTE D - 401K PLAN

Effective October 1, 2003, the Company and its Parent established a 401k plan. Employees are fully vested on 401k salary deferrals. Effective, April 1, 2006, the Company matches employee contributions at a rate of 25% of the first 4% that is contributed.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of approximately $138,000, which is approximately $123,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 1.54 to 1.

The Company claims exemption from the reserve requirements under Rule 15c3-3 pursuant to paragraph (k)(2)(ii).

END